UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. _____________)*
Abeona Therapeutics Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00289Y107
(CUSIP Number)
Ron Panzier Great Point Partners, LLC 165 Mason Street, 3rd Floor Greenwich, CT 06830 (203) 971-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

Great Point Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
		8	Shared Voting Power 8,459,960
		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 8,459,960
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,459,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[1]
13	Percent of Class Represented by Amount in Row (11) 9.99%[2]
14	Type of Reporting Person (See Instructions)
IA, OO (Limited Liability Company)

[1]	In addition to an aggregate of 7,213,012 shares of common stock in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 9,017,055 shares of common stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Cap”). As a result, an aggregate of 1,246,948 shares underlying such warrants are beneficially owned by the reporting persons.

[2]	Based on a total of 83,437,340 shares outstanding, as reported by the Issuer in that certain Prospectus Supplement, dated December 20, 2019, to Prospectus dated June 7, 2018, filed with the SEC on December 23, 2019.

1	Names of Reporting Persons.

Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
		8	Shared Voting Power 8,459,960
		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 8,459,960
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,459,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[1]
13	Percent of Class Represented by Amount in Row (11) 9.99%[2]
14	Type of Reporting Person (See Instructions)
IN, HC

1	Names of Reporting Persons

Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
		8	Shared Voting Power 8,459,960
		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 8,459,960
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,459,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[1]
13	Percent of Class Represented by Amount in Row (11) 9.99%[2]
14	Type of Reporting Person (See Instructions)
IN, HC

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, $0.01 par value per share (the “Common Stock”), of Abeona Therapeutics Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive office of the Issuer is 1330 Avenue of the Americas, 33rd Floor, New York, NY 10019.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Great Point Partners, LLC, a Delaware limited liability company (“Great Point”); (ii) Dr. Jeffrey R. Jay, an individual (“Dr. Jay”), and (iii) Mr. David Kroin, an individual (“Mr. Kroin”).

The business address of each Reporting Person is 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

During the last five years, none of the Reporting Persons nor any of the Clients (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor any of the Clients (as defined below) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Dr. Jay and Mr. Kroin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Biomedical Value Fund, L.P. (“BVF”) used its own funds to purchase 2,409,146 shares of Common Stock (the “BVF Shares”) and warrants to purchase an additional 3,011,696 shares of Common Stock (the “BVF Warrants”). Biomedical Offshore Value Fund, Ltd. (“BOVF”) used its own funds to purchase 3,116,022 shares of Common Stock (the “BOVF Shares”) and warrants to purchase an additional 3,895,368 shares of Common Stock (the “BOVF Warrants”). GEF-SMA, L.P. (“GEF-SMA”) used its own funds to purchase 1,687,844 shares of Common Stock (the “GEF-SMA Shares”) and warrants to purchase an additional 2,109,991 shares of Common Stock (the “GEF-SMA Warrants” and together with the BOVF Warrants and the BFV Warrants, the “GPP Warrants”).3

See Item 5 below for information with respect to Great Point, Dr. Jay and Mr. Kroin.

Item 4.	Purpose of Transaction

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately

[3]	As described above, the GPP Warrants are subject to the Beneficial Ownership Cap.

negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. Except as set forth in Item 6, the securities of the Issuer are held for passive investment purposes.

Item 5.	Interest in Securities of the Issuer

BVF is the record holder of the BVF Shares. Such shares constitute 2.89% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF shares voting and dispositive power over the BVF Shares.

BVF is the record holder of the BVF Warrants. As a result of the Beneficial Ownership Cap, 416,481 shares underlying such warrants are exercisable, which constitutes 0.49% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

BOVF is the record holder of the BVF Shares. Such shares constitute 3.73% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the BOVF Shares.

BOVF is the record holder of the BOVF Warrants. As a result of the Beneficial Ownership Cap, 538,682 shares underlying such warrants are exercisable, which constitutes 0.64% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

GEF-SMA is the record holder of the GEF-SMA Shares. Such shares constitute 2.02% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-SMA shares voting and dispositive power over the GEF-SMA Shares.

GEF-SMA is the record holder of the GEF-SMA Warrants. As a result of the Beneficial Ownership Cap, 291,786 shares underlying such warrants are exercisable, which constitutes 0.34% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

BVF, BOVF and GEF-SMA (BVF, BOVF, and GEF-SMA, collectively, the “Clients”), and the Clients’ respective general partners have granted full investment and voting authority and discretion to Great Point, as a result of which Great Point may be deemed to be the beneficial owner of the BVF Shares, the BOVF Shares and the GEF-SMA Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the BVF Shares, the BOVF Shares, and the GEF-SMA Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares and the GEF-SMA Shares except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the letter agreement attached hereto as Exhibit B (the “Letter Agreement”), the Issuer and the Reporting Persons have agreed that (i) the Reporting Persons have the right to identify two candidates to be nominated and, subject to qualification, elected to vacancies on the Issuer’s board of directors, including the Executive Chairman of the Issuer’s board of directors (but the Reporting Persons have no current expectation that such nominees will be affiliates of the Reporting Persons), and (ii) until the election of an Executive Chairman so nominated by the Reporting Persons, the Issuer will not, without the Reporting Persons’ prior written consent, enter into any material transaction to commercialize or develop any of Issuer’s material intellectual property or technology. Once the Issuer’s obligations under the Letter Agreement are fully performed, the Reporting Persons will have no further rights thereunder. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in their entirety by reference to the full texts of the Letter Agreement, which is incorporated by reference as Exhibit B and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated herein.

EXHIBIT A: Joint Filing Agreement, dated as of December 30, 2019.

EXHIBIT B: Letter Agreement, dated as of December 20, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 30, 2019

Great Point Partners, LLC

	By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit B

Abeona Therapeutics Inc.
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

December 20, 2019

Biomedical Value Fund, L.P.

Biomedical Offshore Value Fund, Ltd.

and

GEF-SMA, L.P.

c/o Great Point Partners LLC

165 Mason Street, 3rd Floor

Greenwich, Connecticut 06830

Re:	Letter Agreement regarding Certain Purchaser Rights

Ladies and Gentlemen:

Abeona Therapeutics Inc., a Delaware corporation (the “Company”), is contemplating an offering of shares of common stock, par value $0.01 per share (“Common Stock”), and warrants to purchase shares of Common Stock as described in the Company’s Prospectus Supplement, dated December 20, 2019, to the Prospectus dated June 7, 2018 (the “Offering”). In consideration for Biomedical Value Fund, L.P., Biomedical Offshore Value Fund, Ltd. and GEF-SMA, L.P. (collectively, “Purchaser”) purchasing in the aggregate at least $31 million in Common Stock and/or warrants in the Offering, the Company and Purchaser agree as follows:

1.	Corporate Governance Matters.

(a)	Identification and Nomination of Chairman Candidate.

(i)	By written notice to the Company no later than March 31, 2020 (the “Nomination Deadline”), Purchaser shall have the right to identify a successor candidate for Chairman of the Board and Executive Chairman (the “Chairman Candidate”) who (A) is reasonably experienced in the Company’s industry, (B) is not affiliated with Purchaser and (C) otherwise meets the criteria of the Company’s Nominating and Corporate Governance Committee (the “Nominating Committee”) for nominees and applicable rules and regulations of the Securities Exchange Act of 1934, as amended, and the Nasdaq Capital Market (such qualifications set forth in clauses (A), (B) and (C) collectively, the “Qualification Criteria”).

(ii)	As soon as practicable following Purchaser’s identification of a Chairman Candidate pursuant to paragraph 1(a)(i), the Company shall use commercially reasonable efforts to cause its Compensation Committee to negotiate and agree to a compensation package with the Chairman Candidate. In the event that the Compensation Committee and the Chairman Candidate cannot reach agreement as to the Chairman Candidate’s compensation package within fifteen (15) days, the compensation package finally offered to the Chairman Candidate shall be as mutually agreed-upon by the Compensation Committee and Purchaser to be reasonable and market standard for such position; provided, however, that in any event the compensation paid by the Company to its previous Chairman of the Board and Executive Chairman shall be deemed reasonable and market standard for such purposes.

(iii)	Upon agreement by the Chairman Candidate and the Compensation Committee to a compensation package, the Company shall use its commercially reasonable efforts to promptly (A) cause the Nominating Committee to nominate the Chairman Candidate as the successor Chairman of the Board and Executive Chairman, and (B) cause the Company’s board of directors (the “Board”) to so elect to the Board the Chairman Candidate to fill the vacancy created by the resignations described in paragraphs 1(c)(i) and (ii).

(iv)	If (A) the Compensation Committee and the Chairman Candidate do not reach agreement on a compensation package pursuant to paragraph 1(a)(ii), (B) the Nominating Committee rejects the Chairman Candidate pursuant to paragraph 1(a)(iii)(A) or (C) the Board fails to elect the Chairman Candidate pursuant to paragraph 1(a)(iii)(B), then Purchaser shall be granted an additional period of thirty (30) days to identify by written notice to the Company a new Chairman Candidate pursuant to paragraph 1(a)(i) (except that such new candidate need not satisfy clause (B) of the definition of Qualification Criteria), and the covenants set forth under this paragraph 1(a) shall again apply to such new Chairman Candidate.

(b)	Identification and Nomination of Director Candidate.

(i)	By written notice to the Company no later than the Nomination Deadline, Purchaser shall have the right to identify an additional successor director who meets the Qualification Criteria (the “Director Candidate”).

(ii)	Upon Purchaser’s identification of a Director Candidate pursuant to paragraph 1(b)(i), the Company shall use its commercially reasonable efforts to promptly (A) cause the Nominating Committee to nominate the Director Candidate to the Board and (B) cause the Board to so elect to the Board the Director Candidate to fill the vacancy created by the resignation described in paragraph 1(c)(iii).

(iii)	If (A) the Nominating Committee rejects the Director Candidate pursuant to paragraph 1(b)(ii)(A) or (ii) the Board fails to elect the Director Candidate pursuant to paragraph 1(b)(ii)(B), then Purchaser shall be granted an additional period of thirty (30) days to identify by written notice to the Company a new Director Candidate pursuant to paragraph 1(b)(i) (except that such new candidate need not satisfy clause (B) of the definition of Qualification Criteria), and the covenants set forth under this paragraph 1(b) shall again apply to such new Director Candidate.

(c)	Resignations. Concurrently with the execution of this letter agreement, the Company has delivered to Purchaser the following, in each case reasonably acceptable to Purchaser:

(i)	from Steven H. Rouhandeh, a duly executed letter of resignation in his capacity as the Company’s Chairman of the Board and Executive Chairman (but, for the avoidance of doubt, not from the Board), effective at the time that the Board is in a position to elect the Chairman Candidate pursuant to paragraph 1(a)(iii)(B), but in any event immediately prior to such election;

(ii)	from Mark J. Alvino, a duly executed letter of resignation from the Company’s board of directors, effective as of the time that the Board is in a position to elect the Chairman Candidate pursuant to paragraph 1(a)(iii)(B), but in any event immediately prior to such election; and

(iii)	from Richard Van Duyne, a duly executed letter of resignation from the Company’s board of directors, effective as of the time that the Board is in a position to elect the Director Candidate pursuant to paragraph 1(b)(ii)(B), but in any event immediately prior to such election.

(d)	Fees and Expenses. The Company shall pay on Purchaser’s behalf or reimburse Purchaser for, as applicable, all reasonable out-of-pocket fees, costs and expenses incurred in connection with the search for and recruitment of the candidates described in paragraphs 1(a) and (b), including, without limitation, fees, costs and expenses of recruitment or search firms engaged by Purchaser.

2.            Purchaser Consent Right. From the date hereof until the election of the Chairman Candidate pursuant to paragraph 1(a)(iii)(B), the Company shall not, without the prior written consent of Purchaser, enter into any material transaction with respect to the commercialization or development of any material intellectual property or technology of the Company, or enter into any binding agreement, commitment or obligation with respect to any such material transaction.

3.            Miscellaneous. This letter agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether written or oral, with respect to the subject matter hereof. Each party has been represented and advised by independent counsel of its choice in connection with the execution of this letter agreement and has cooperated in the drafting and preparation of this letter agreement. Accordingly, any law that would require interpretation of this letter agreement, including any ambiguous, vague or conflicting term herein, against the drafter should not apply and is expressly waived. This letter agreement shall be deemed to have been made and performed in, and shall be governed and construed in accordance with the laws of, the State of New York, without regard to conflicts of law principles. Nothing in this letter agreement is intended to or shall confer upon any third party any benefits, rights or remedies of any nature whatsoever under or by reason of this letter agreement. This letter agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together shall constitute one and the same agreement. Facsimile or electronic signatures hereto shall be deemed to have the same force and effect as original signatures.

[Remainder of page intentionally left blank]

Very truly yours,

ABEONA THERAPEUTICS INC.

By:	/s/ Steven H. Rouhandeh
	Name:	Steven H. Rouhandeh
	Title:	Executive Chairman

Agreed and acknowledged as of the date first set forth above by:

BIOMEDICAL VALUE FUND, L.P.

By:	Great Point Partners, LLC, its investment manager

By:	/s/ David Kroin
	Name:	David Kroin
	Title:	Managing Director

BIOMEDICAL OFFSHORE VALUE FUND, LTD.

By:	Great Point Partners, LLC, its investment manager

By:	/s/ David Kroin
	Name:	David Kroin
	Title:	Managing Director

GEF-SMA, L.P.

By:	Great Point Partners, LLC, its investment manager

By:	/s/ David Kroin
	Name:	David Kroin
	Title:	Managing Director